Standard Aero Holdings, Inc.
Ratio of Earnings to Fixed Charges — Exhibit 12.1
For the periods 2000 — 2004
(In thousands)

	2004
	Aug. 25 to	Jan. 1 to
	Dec. 31	Aug. 24	2003	2002	2001	2000
	(Successor)			(Predecessor)
Fixed Charges
Interest Charges	13,706	4,940	8,455	11,707	14,667	15,240
Rental Expense (Note 1)	903	1,763	2,628	2,472	2,478	2,317

	14,609	6,703	11,083	14,179	17,145	17,557

Earnings
Income before income taxes	(6,351)	49,202	38,313	27,929	9,048	4,962
Fixed Charges	14,609	6,703	11,083	14,179	17,145	17,557

	8,258	55,905	49,396	42,108	26,193	22,519

Ratio of Earnings to Fixed Charges (Note 2)	—	8.3	4.5	3.0	1.5	1.3

Note (1) Rental expense is calculated as 33% of rental charges to estimate interest within rental expense

Note (2) Fixed charge ratio deficiency for the Successor period from August 25, 2004 to December 31, 2004 is $6,351.